[Letterhead]

FOR CONFIDENTIAL TREATMENT, CERTAIN DESIGNATED PORTIONS OF THIS LETTER HAVE BEEN REDACTED BY COMERICA INCORPORATED.  SUCH CONFIDENTIAL PORTIONS HAVE BEEN OMITTED, AS INDICATED BY [*** REDACTED MATERIAL CMA[#] — SEE FOIA CONFIDENTIAL TREATMENT REQUEST DATED MAY 13, 2009 ***] IN THE TEXT, AND SUBMITTED TO THE COMMISSION.

VIA EDGAR (REDACTED)

VIA COURIER AND FASCIMILE (to (202) 772-9208) (CONFIDENTIAL PORTIONS)

May 13, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Attention:		Paul Cline
Rebekah Blakeley Moore

	Re:	Comerica Incorporated
Form 10-K for the Year Ended December 31, 2008
Filed February 24, 2009
File No. 001-10706

Dear Mr. Cline and Ms. Moore:

Comerica Incorporated (the “Corporation” or “we”) is pleased to submit the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance, dated April 30, 2009, with respect to the above-referenced filing.  This letter is being filed with the Commission electronically via the EDGAR system today.  In addition, we are delivering to the Staff a hard copy of the Corporation’s FOIA Confidential Treatment Request dated May 13, 2009, including the confidential portions of this letter to which it refers.

In certain responses, we may agree to supplement the disclosures in our future filings.  We are doing that in the spirit of transparency and not because we believe our prior filing may be materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

To assist with your review, we have repeated the text of the Staff’s comments (indicated in bold) immediately preceding our corresponding responses.

Securities and Exchange Commission

May 13, 2009

Form 10-K for the period ended December 31, 2008

Exhibit 13

Table 1: Selected Financial Data, page 11

1.              We note your presentation of tangible common equity as a percentage of tangible assets and the use of similar terms, such as tangible common equity ratio, in the Form 8-K you filed on April 21, 2009.  These measures appear to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements.  To the extent you plan to provide these non-GAAP ratios in the future, we have the following comments:

•                  To the extent these ratios are disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the ratios as non-GAAP measures and complying with all of the disclosure requirements.

•                  To the extent that you plan to disclose these ratios in future Item 2.02 Form 8-Ks, you should provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K.

•                  To the extent you disclose or release publicly any material information that includes a non-GAAP measure, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure.

•                  As it relates to the presentation of risk weighted assets, in future filings, please generally disclose how risk weighted assets are calculated under regulatory capital rules and specifically state, if true, that the number disclosed is calculated consistent with banking regulatory requirements.

RESPONSE OF THE CORPORATION:

We are aware of the guidance provided in response to Question 102.05 of the Compliance & Disclosure Interpretation issued on April 24, 2009 by the Staff addressing the non-GAAP measure requirements in Regulation G and Item 10(e) of Regulation S-K.  We have disclosed our use of non-GAAP measures in the Corporation’s Form 10-Q for the period ended March 31, 2009, which was filed with the Commission on May 8, 2009.  We will continue to provide similar disclosures in future filings to the extent the Corporation discloses any non-GAAP measures.

The Corporation provided the following disclosure in the Management’s Discussion and Analysis (“MD&A”) — Capital section of our Form 10-Q for the period ended March 31, 2009 to clearly label certain ratios as non-GAAP measures.  We further provided a supplemental reconciliation to the most closely comparable GAAP measure.  Our Form 10-Q for the period ended March 31, 2009 also explained in general how risk-weighted assets are calculated and confirmed that such numbers were disclosed, consistent with bank regulatory requirements.

MD&A - Capital section of the Corporation’s Form 10-Q  for the period ended March 31, 2009 (page 53):

Risk-based regulatory capital standards are designed to make regulatory capital requirements more sensitive to differences in credit risk profiles among bank holding companies and to account for off-balance sheet exposure.  Assets and off-balance sheet items are assigned to broad risk categories, each with specified risk-weighting factors.  The resulting capital ratios represent capital as a percentage of total risk-weighted

Securities and Exchange Commission

May 13, 2009

assets and off-balance sheet items.  The Corporation’s capital ratios exceeded minimum regulatory requirements as follows:

	March 31, 2009		December 31, 2008
(dollar amounts in millions)	Capital	Ratio	Capital	Ratio
Tier 1 common (1)	$5,131	7.32%	$5,181	7.08%
Tier 1 risk-based (4.00% - minimum)	7,760	11.06	7,805	10.66
Total risk-based (8.00% - minimum)	10,773	15.36	10,774	14.72
Leverage (3.00% - minimum)	7,760	11.65	7,805	11.77
Tangible common equity (1)	4,888	7.27	4,861	7.21

(1) See Supplemental Financial Data section for reconcilements of non-GAAP financial measures.

Supplemental Financial Data section of the Corporation’s Form 10-Q  for the period ended March 31, 2009 (page 61):

Supplemental Financial Data

The following table provides a reconciliation of non-GAAP financial measures with financial measures defined by GAAP.

(dollar amounts in millions)	March 31, 2009	December 31, 2008
Tier 1 capital*	$7,760	$7,805
Less:
Fixed rate cumulative perpetual preferred stock	2,134	2,129
Trust preferred securities	495	495
Tier 1 common capital	5,131	5,181
Risk-weighted assets*	70,135	73,207
Tier 1 common capital ratio	7.32%	7.08%

Total shareholders’ equity	$7,183	$7,152
Less:
Fixed rate cumulative perpetual preferred stock	2,134	2,129
Goodwill	150	150
Other intangible assets	11	12
Tangible common equity	$4,888	$4,861
Total assets	$67,370	$67,548
Less:
Goodwill	150	150
Other intangible assets	11	12
Tangible assets	$67,209	$67,386
Tangible common equity ratio	7.27%	7.21%

* Tier 1 capital and risk-weighted assets as defined by regulation.

The Tier 1 common capital ratio removes preferred stock and qualifying trust preferred securities from Tier 1 capital as defined by and calculated in conformity with bank regulations.  The tangible common equity ratio removes preferred stock and the effect of intangible assets from capital and the effect of intangible assets from total assets.  The Corporation believes these measurements are meaningful measures of capital adequacy used by investors, regulators and others to evaluate the adequacy of common equity and to compare against other companies in the industry.

Securities and Exchange Commission

May 13, 2009

Management’s Discussion and Analysis

Net Interest Income, page 18

2.              Please revise throughout to include a discussion of your interest income on a US GAAP basis as well as the fully tax equivalent basis.  Refer to Instruction 1 of Item 303(a) of Regulation S-K.

RESPONSE OF THE CORPORATION:

Set forth below is the discussion of our net interest income on a US GAAP basis, as well as a fully tax equivalent basis, that was provided in our Form 10-Q for the period ended March 31, 2009.  We have highlighted the verbiage therein (indicated in italics) that was included to respond to your comment.  We will continue to provide such discussion in all future filings.

MD&A - Net Interest Income section of the Corporation’s Form 10-Q for the period ended March 31, 2009 (page 44):

Net interest income was $384 million for the three months ended March 31, 2009, a decrease of $92 million, compared to $476 million for the same period in 2008.  The decrease in net interest income in the first quarter 2009, compared to the same period in 2008, resulted primarily from the reduced contribution of noninterest-bearing funds in a significantly lower rate environment, a competitive environment for deposit pricing, one less day in the first quarter 2009 and the impact of a higher level of nonaccrual loans, partially offset by growth in earning assets.  The rate-volume analysis in Table I of this financial review details the components of the change in net interest income on a fully taxable equivalent (FTE) basis for the three months ended March 31, 2009, compared to the same period in the prior year. On a FTE basis, net interest income decreased $91 million to $386 million for the three months ended March 31, 2009, from $477 million for the comparable period in 2008.  Average earning assets increased $2.2 billion, or four percent, to $61.8 billion in the first quarter 2009, compared to the first quarter 2008, primarily due to a $2.9 billion, or 40 percent, increase in average investment securities available-for-sale and a $1.8 billion increase in average interest-bearing deposits with the Federal Reserve Bank, partially offset by a $2.3 billion, or four percent, decrease in average loans to $49.6 billion in the first quarter 2009.   The net interest margin (FTE) for the three months ended March 31, 2009 was 2.53 percent, compared to 3.22 percent for the comparable period in 2008.  The decrease in the net interest margin (FTE) resulted primarily from the reasons cited for the decline in net interest income discussed above, and as a result of the change in the mix of interest-bearing sources of funds.  In addition, the net interest margin was reduced by approximately seven basis points in the first quarter 2009 as a result of $1.8 billion of average balances deposited with the Federal Reserve Bank.

Allowance for Credit Losses, page 42

3.              Please revise to expand your current discussions surrounding the allowance for loan losses, which appears to focus on the allowance for loan losses to total loans and the effects of the provision on net interest income and net income, to provide a discussion that compares and contrasts the increase in charge-offs and the allowance for loan losses to total loans with the decrease in the allowance for loan losses as a percentage of nonperforming loans.

RESPONSE OF THE CORPORATION:

Set forth below is the discussion that compares the allowance for loan losses to total loans as a percentage of nonperforming loans that was provided in our Form 10-Q for the period ended March 31, 2009.  We have highlighted the verbiage therein (indicated in italics) that was included to respond to your comment.  We will continue to provide a similar discussion in all future filings.

Securities and Exchange Commission

May 13, 2009

MD&A - Credit Risk section of the Corporation’s Form 10-Q for the period ended March 31, 2009 (page 55):

The total allowance for loan losses is available to absorb losses from any segment within the portfolio. Unanticipated economic events, including political, economic and regulatory instability in countries where the Corporation has loans, could cause changes in the credit characteristics of the portfolio and result in an unanticipated increase in the allowance.  Inclusion of other industry specific portfolio exposures in the allowance, as well as significant increases in the current portfolio exposures, could also increase the amount of the allowance. Any of these events, or some combination thereof, may result in the need for additional provision for loan losses in order to maintain an allowance that complies with credit risk and accounting policies.  At March 31, 2009, the total allowance for loan losses was $816 million, an increase of $46 million from $770 million at December 31, 2008.  The increase resulted primarily from an increase in individual and industry reserves for customers primarily in the Michigan Middle Market and Global Corporate Banking loan portfolios.  The $46 million increase in the allowance in the first quarter 2009 was directionally consistent with the $65 million increase in nonperforming loans.  As noted above, all large nonperforming loans are individually reviewed each quarter for charge-offs and reserves.   Charge-offs are taken as amounts are determined to be uncollectible.   A measure of the level of charge-offs already taken on nonperforming loans is the current book balance as a percentage of the contractual amount owed.   At March 31, 2009, nonperforming loans were written down to 64 percent of contractual amount, compared to 66 percent at December 31, 2008.  This level of write-down was consistent with losses incurred on loans in recent years.  The allowance coverage of nonperforming loans, a ratio which results from the actions noted above, was 83 percent at March 31, 2009, compared to 84 percent at December 31, 2008.  The allowance for loan losses as a percentage of total period-end loans was 1.68 and 1.52 percent at March 31, 2009 and December 31, 2008, respectively.

Consolidated Financial Statements

Note 1 — Summary of Significant Accounting Policies, page 74

Loan Origination Fees and Costs, page 80

4.              Please revise to clarify whether the impact of the refinement on 2008 results is the cumulative correction made in the current period attributable to prior period errors, or whether these amounts relate to what would have been recorded during 2008 if you had not refined your accounting.  If these amounts do not represent what the cumulative effect of the correction of an error was on your current period financial results, please revise to disclose those amounts.  Additionally, please tell us how you determined that the refinement in your accounting for certain of your deferred fees and costs was not material to prior periods.

RESPONSE OF THE CORPORATION:

Beginning with our Form 10-K for the period ended December 31, 2009, the Corporation will provide the following revisions to the Note 1 (Summary of Significant Accounting Policies) disclosure related to our accounting policy on loan origination fees and costs. We have highlighted the verbiage therein (indicated in italics) that was included to respond to your comment.

Loan Origination Fees and Costs:

On January 1, 2008, the Corporation prospectively implemented a refinement in the application of SFAS No. 91, “Accounting for Loan Origination Fees and Costs,” (SFAS 91), which resulted in the deferral and amortization to net interest income of substantially all loan origination fees and costs over the life of the related loan or over the commitment period as a yield adjustment.  Prior to January 1, 2008, the Corporation deferred and amortized business loan origination and commitment fees greater than $10 thousand and all Small Business Administration, residential mortgage and consumer loan origination fees and costs over the life of the related loan or over the commitment period as a yield adjustment. The impact

Securities and Exchange Commission

May 13, 2009

of the refinement on 2008 results was a reduction in net interest income of $17 million, a reduction in the net interest margin of 3 basis points, a reduction in noninterest expenses of $44 million and an increase in net income of $17 million ($0.11 per diluted share).  The impact does not include an adjustment to cumulatively correct the application of SFAS 91 as such an adjustment was deemed immaterial, based on the existing guidance in Staff Accounting Bulletin No. 99, “Materiality,” (SAB 99). The Corporation also concluded that a retroactive application of the refinement of SFAS 91 to any prior reporting periods would not have been material.

ADDITIONAL RESPONSE OF THE CORPORATION TO STAFF INQUIRY OF ACCOUNTING OF PRIOR IMMATERIAL DEFERRED FEES AND COSTS:

In 2007, the Corporation reviewed the authoritative guidance in SFAS 154, “Accounting Changes and Error Corrections,” and concluded that our deviation from SFAS 91 was an accounting error. We then prepared a SAB 108 analysis, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” to assess the best approach to implement the enhanced policy.  As prescribed by SAB 108, the Corporation prepared a rollover analysis and an iron curtain analysis and concluded that the accounting error was immaterial under both methods. Our conclusion on materiality was based on the existing guidance in SAB 99 and APB 28, “Interim Financial Reporting” (APB 28). SAB 99 identifies the qualitative and quantitative factors to be considered when such a situation occurs and APB 28 states that when determining materiality for the purpose of reporting the correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings.  Set forth below is a summary of the quantitative and qualitative factors we considered in our analysis.

[*** REDACTED MATERIAL CMA1 — SEE FOIA CONFIDENTIAL TREATMENT REQUEST DATED MAY 13, 2009 ***]

Note 8 — Goodwill and Other Intangible Assets, page 91

5.              Please tell us the nature of the additional testing you performed at December 31, 2008 to determine that your goodwill was not impaired.  Please explain any qualitative and quantitative factors you considered in your analysis, and provide us with a summary of your results in Step 1 and Step 2, if applicable.

RESPONSE OF THE CORPORATION:

The Corporation elected to perform an additional test of impairment in the fourth quarter 2008 when general economic conditions deteriorated significantly and the Corporation experienced a substantial decline in market capitalization.  In determining a valuation for goodwill impairment testing purposes, the Corporation reviewed its prior assumptions and methodologies and took into account current market conditions.  The testing performed in the fourth quarter 2008 was largely consistent with prior periods, except for the weight placed on the valuation performed under the income approach.  The Corporation utilized two valuation techniques, the market approach and the income approach, to determine the fair values of the reporting units.  Under the market approach, valuations of reporting units are based on an analysis of relevant price multiples in market trades in industries similar to the reporting unit.  Under the income approach, estimated future cash flows and terminal value (value at the end of the cash flow period, based on price multiples) are discounted.  Due to the general uncertainty and depressed earning capacity in the financial services industry as of the measurement date, the Corporation concluded that the valuation under the income approach more clearly reflected the long-term future earning capacity of the reporting unit, rather than the valuation under the market approach, and thus gave greater weight to the income approach.  Both valuation techniques and the weight applied to each require a significant degree of management judgment.  Had the Corporation not revised the weighting, fair value of the reporting units would have continued to be in excess of the carrying value.  Material assumptions used in the valuation

Securities and Exchange Commission

May 13, 2009

models include the comparable public company price multiples used in the terminal value, future cash flows and the market risk premium component of the discount rate.

As requested by the Staff, a summary of the Step 1 results from our fourth quarter 2008 testing is provided below.  Please note that: the Business Bank comprised two reporting units, but only one reporting unit contained goodwill; the Retail Bank was a single reporting unit; and Wealth and Institutional Management comprised four reporting units, two of which contained goodwill.

[*** REDACTED MATERIAL CMA2 — SEE FOIA CONFIDENTIAL TREATMENT REQUEST DATED MAY 13, 2009 ***]

The Corporation performed the test of impairment in the fourth quarter 2008 as of October 31, 2008. Performing the test as of October 31, 2008 afforded the Corporation sufficient time to complete the test and analyze the results. The test for impairment as of October 31, 2008 did not indicate that an impairment charge was required. At December 31, 2008, the Corporation considered the events and circumstances prescribed in paragraph 28 of SFAS 142, “Goodwill and Other Intangible Assets,” and concluded that an update to our October 31, 2008 impairment test was not needed.

6.              You disclose on page 128 that you currently give more weight to your discounted cash flow analysis when evaluating goodwill for impairment because you believe it to be more reflective of current market conditions. Please revise your disclosure to include the following:

a.               Please provide a discussion of how each of these valuation methods differ, the assumed benefits of a valuation prepared under each method and the specific reasons why management chose to use the discounted cash flow model to evaluate goodwill for impairment.

RESPONSE OF THE CORPORATION:

Set forth below is the disclosure of the valuation techniques used to evaluate goodwill for impairment, the assumed benefits of each and the reason why we applied more weight to the valuation under the income approach that was provided in our Form 10-Q for the period ended March 31, 2009.  We have highlighted the verbiage therein (indicated in italics) that was included to respond to your comment.  We will continue to provide a similar discussion in all future filings.

Note 1 — Basis of Presentation and Accounting Policies in the Corporation’s Form 10-Q for the period ended March 31, 2009 (page 7):

Goodwill is subject to impairment testing, which the Corporation conducts annually, or on an interim basis if events or changes in circumstances between annual tests indicate the assets might be impaired.  Under applicable accounting standards, the goodwill impairment test is a two-step test.  The first step of the goodwill impairment test compares the fair value of identified reporting units, which are a subset of the Corporation’s operating segments, with their carrying amount, including goodwill.  If the fair value of a reporting unit exceeds its carrying value, goodwill of the reporting unit is not impaired.  If the fair value of the reporting unit is less than the carrying value, the second step must be performed to determine the implied fair value of the reporting unit’s goodwill and the amount of goodwill impairment.  The Corporation performs its annual impairment test for goodwill as of July 1 each year.  The annual test of goodwill performed as of July 1, 2008, did not indicate that an impairment charge was required.  Additional impairment testing was conducted in both the fourth quarter 2008 and the first quarter 2009, when general economic conditions deteriorated significantly and the Corporation experienced a substantial decline in market capitalization. The additional testing did not indicate that an impairment charge was required.

Securities and Exchange Commission

May 13, 2009

Note 13 — Fair Value in the Corporation’s Form 10-Q for the period ended March 31, 2009 (page 29):

Goodwill is subject to an impairment test that requires an estimate of the fair value of the Corporation’s reporting units. Estimating the fair value of reporting units is a subjective process involving the use of estimates and judgments, particularly related to future cash flows, discount rates (including market risk premiums) and market multiples. The fair values of the reporting units were determined using a blend of two commonly used valuation techniques, the market approach and the income approach. The Corporation gives consideration to two valuation techniques, as either technique can be an indicator of value.  For the market approach, valuations of reporting units were based on an analysis of relevant price multiples in market trades in industries similar to the reporting unit. Market trades do not consider a control premium associated with an acquisition or a sale transaction. For the income approach, estimated future cash flows and terminal value (value at the end of the cash flow period, based on price multiples) were discounted. The discount rate was based on the imputed cost of equity capital.  Material assumptions used in the valuation models included the comparable public company price multiples used in the terminal value, future cash flows and the market risk premium component of the discount rate. Due to the general uncertainty and depressed earning capacity in the financial services industry as of the measurement date, the Corporation concluded that the valuation under the income approach more clearly reflected the long-term future earning capacity of the reporting unit, rather than the valuation under the market approach, and thus gave greater weight to the income approach.

b.               Please include a qualitative and quantitative description of the material assumptions used and provide a sensitivity analysis of those assumptions based upon reasonably likely changes.

RESPONSE OF THE CORPORATION:

In the fourth quarter 2008, the Corporation performed a stress test of each of the material assumptions identified above to support the conclusion that an impairment charge was not required. Specifically, the Corporation reduced the comparable public company price multiples used in the terminal value by 25 percent, reduced the growth of future cash flows by 25 percent and increased the market risk premium component of the discount rate by 200 basis points.

The Corporation believes the revised disclosures suggested by the Staff are only necessary if the Corporation deems the accounting for goodwill to be a critical accounting policy.  In 2008, the Corporation reviewed the accounting policy for goodwill and concluded it was not critical. This conclusion was based on the results of a stress test on the material assumptions mentioned and the carrying value of goodwill at December 31, 2008 of $150 million, which represented less than one percent of total assets and three percent of common shareholders’ equity at December 31, 2008. The recommendation not to include goodwill as a critical accounting policy was presented and discussed with our Audit Committee of the Board of Directors in January 2009.

c.               Please disclose whether the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year and discuss the impact of any changes.

RESPONSE OF THE CORPORATION:

Set forth below is the disclosure on whether the assumptions and methodologies used for valuing goodwill in the first quarter 2009 have changed since the prior year and the impact of any changes that was provided in our Form 10-Q for the period ended March 31, 2009.  We have highlighted the verbiage therein (indicated in italics) that was included to respond to your comment.  We will continue to provide a similar discussion in all future filings.

Securities and Exchange Commission

May 13, 2009

Note 13 — Fair Value in the Corporation’s Form 10-Q for the period ended March 31, 2009 (page 29):

As discussed in Note 1, the Corporation conducted an additional impairment test in the first quarter 2009. Prior to conducting the impairment test, management reviewed the assumptions and methodologies utilized in calculating the fair value of the reporting units and elected to update certain of the material assumptions described above. The updated assumptions incorporated the Corporation’s view that the current market conditions reflected only a short-term, distressed view of recent and near-term results rather than future long-term earning capacity. The additional testing performed in first quarter 2009 did not indicate that an impairment charge was required. Had the Corporation not updated the assumptions, fair value of the reporting units would have continued to be in excess of the carrying value. The Corporation also performed a stress test of each of the material assumptions identified above which supported the conclusion that an impairment charge was not required.

If the impairment testing discussed above resulted in impairment, the Corporation would classify goodwill subjected to nonrecurring fair value adjustments as Level 3.  Additional information regarding the goodwill impairment testing can be found in Note 1.

Note 22 — Variable Interest Entities, page 124

7.              Please revise to provide a description of the impact that your involvement with these VIE’s have on your financial statements, including but not limited to disclosure of the nature and amounts of any fees or compensation paid to you by these entities, if material.  Refer to paragraph 8(d) of FSP No. FAS 140-4 and FIN 46(R)-8.

RESPONSE OF THE CORPORATION:

The Corporation adopted FSP No. FAS 140-4 and FIN 46(R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities,” in the fourth quarter 2008.  The disclosure, as set forth below, was enhanced in our Form 10-Q for the period ended March 31, 2009 to include a description of the impact that our involvement with the VIE’s has on our financial statements,  including disclosure of the nature and amounts of any fees or compensation paid to us by these entities.  We have highlighted the verbiage therein (indicated in italics) that was included to respond to your comment.  We will continue to provide a similar discussion in all future filings.

Note 17 — Variable Interest Entities of the Corporation’s Form 10-Q for the period ended March 31, 2009 (page 41):

The Corporation evaluates its interest in certain entities to determine if these entities meet the definition of a VIE, and whether the Corporation was the primary beneficiary and should consolidate the entity based on the variable interests it held.  The following provides a summary of the VIE’s in which the Corporation has a significant interest.

The Corporation owns 100 percent of the common stock of an entity formed in 2007 to issue trust preferred securities. This entity meets the definition of a VIE, but the Corporation is not the primary beneficiary as the expected losses and residual returns of the trust are absorbed by the trust preferred stock holders. The trust preferred securities held by this entity ($500 million at March 31, 2009) qualify as Tier 1 capital and are classified as subordinated debt included in “medium- and long-term debt” on the consolidated balance sheets, with associated interest expense recorded in “interest on medium- and long-term debt” on the consolidated statements of income.  The Corporation is not exposed to loss related to this VIE.

The Corporation has limited partnership interests in three venture capital funds, which were acquired in 1998, 1999 and 2001, where the general partner (an employee of the Corporation) in these three partnerships is considered a related party to the Corporation. These three entities meet the definition of a VIE; however, the Corporation is not the primary beneficiary of the entities as the majority of variable

Securities and Exchange Commission

May 13, 2009

interests are expected to accrue to the nonaffiliated limited partners. As such, the Corporation accounts for its interest in these partnerships on the cost method.  Investments are included in “accrued income and other assets” on the consolidated balance sheets, with income (net of write-downs) recorded in “other noninterest income” on the consolidated statements of income.  These three entities had approximately $120 million in assets at March 31, 2009. Exposure to loss as a result of involvement with these three entities at March 31, 2009 was limited to approximately $5 million of book basis of the Corporation’s investments and approximately $2 million of commitments for future investments.

The Corporation, as a limited partner, also holds an insignificant ownership percentage interest in 133 other venture capital and private equity investment partnerships where the Corporation is not related to the general partner. While these entities may meet the definition of a VIE, the Corporation is not the primary beneficiary of any of these entities as a result of its insignificant ownership percentage interest. The Corporation accounts for its interests in these partnerships on the cost method.  Investments are included in “accrued income and other assets” on the consolidated balance sheets, with income (net of write-downs) recorded in “other noninterest income” on the consolidated statements of income.  Exposure to loss as a result of involvement with these entities at March 31, 2009 was limited to approximately $58 million of book basis of the Corporation’s investments and approximately $32 million of commitments for future investments.

Two limited liability subsidiaries of the Corporation are the general partners in two investment fund partnerships, formed in 1999 and 2003. These subsidiaries manage the investments held by these funds. These two investment partnerships meet the definition of a VIE. In the investment fund partnership formed in 1999, the Corporation is not the primary beneficiary of the entity as the majority of the variable interests are expected to accrue to the nonaffiliated limited partners. As such, the Corporation accounts for its indirect interests in this partnership on the cost method. This investment partnership had approximately $42 million in assets at March 31, 2009 and was structured so that the Corporation’s exposure to loss as a result of its interest would be limited to the book basis of the Corporation’s investment in the limited liability subsidiary, which was insignificant at March 31, 2009. In the investment fund partnership formed in 2003, the Corporation is the primary beneficiary and consolidates the entity as the majority of the variable interests are expected to accrue to the Corporation. This investment partnership had assets of approximately $6 million at March 31, 2009 and was structured so that the Corporation’s exposure to loss as a result of its interest would be limited to the book basis of the Corporation’s investment in the limited liability subsidiary, which was insignificant at March 31, 2009.  Total fee revenue earned by the Corporation as general partner for these funds was insignificant (less than $0.1 million) for the three month periods ended March 31, 2009 and 2008.

The Corporation has a significant limited partnership interest in 20 low income housing tax credit/historic rehabilitation tax credit partnerships, acquired at various times from 1992 to 2007.  These entities meet the definition of a VIE; however, the Corporation is not the primary beneficiary of the entities as the majority of the variable interests are expected to accrue to the nonaffiliated limited partners. The Corporation accounts for its interest in these partnerships on the cost or equity method. These entities had approximately $143 million in assets at March 31, 2009.  Exposure to loss as a result of its involvement with these entities at March 31, 2009 was limited to approximately $11 million of book basis of the Corporation’s investment, which includes unused commitments for future investments.

The Corporation, as a limited partner, also holds an insignificant ownership percentage interest in 114 other low income housing tax credit/historic rehabilitation tax credit partnerships. While these entities may meet the definition of a VIE, the Corporation is not the primary beneficiary of any of these entities as a result of its insignificant ownership percentage interest. As such, the Corporation accounts for its interest in these partnerships on the cost or equity method. Exposure to loss as a result of its involvement with these entities at March 31, 2009 was limited to approximately $332 million of book basis of the Corporation’s investment, which includes unused commitments for future investments.

Securities and Exchange Commission

May 13, 2009

As a limited partner, the Corporation obtains income tax credits and deductions from the operating losses from these low income housing tax credit/historic rehabilitation tax credit partnerships, which are recorded as a reduction of income tax expense (or an increase to income tax benefit) and a reduction of federal income taxes payable.  These income tax credits and deductions are allocated to the funds’ investors based on their ownership percentages. Investment balances, including all legally binding commitments to fund future investments, are included in “accrued income and other assets” on the consolidated balance sheets, with amortization and other write-downs of investments recorded in “other noninterest income” on the consolidated statements of income.   In addition, a liability is recognized in “accrued expenses and other liabilities” on the consolidated balance sheets for all legally binding unfunded commitments to fund low income housing partnerships ($80 million at March 31, 2009).

The Corporation provided no financial or other support to any of the above VIE’s that was not contractually required during the three month period ended March 31, 2009.

The following table summarizes the impact of these VIE’s on the Corporation’s consolidated statements of income.

	Three Months Ended
(in millions)	March 31,
Classfication in Earnings	2009	2008
Interest on medium- and long-term debt	$9	$9
Other noninterest income	(14)	(10)
Provision for income taxes*	(11)	(10)

*Income tax credits from low income housing tax credit/historic rehabilitation tax credit partnerships.

Additional information regarding the Corporation’s consolidation policy can be found in Note 1 to the consolidated financial statements in the Corporation’s 2008 Annual Report.

Note 27 — Sale of Businesses/Discontinued Operations, page 141

8.              Please tell us how you considered SAB Topic 5E when determining that the gain related to the contingent note should be amortized over five years.  Please describe specifically how you considered that the primary repayment source of the note is from the cash flows of Munder, and that repayment does not begin until the sixth year following the closing of the transaction.

RESPONSE OF THE CORPORATION:

As previously disclosed in Note 26 in our 2006 Annual Report on Form 10-K for the period ended December 31, 2006, the Corporation sold its approximately 87 percent fully-diluted ownership interest in Munder Capital Management (Munder) to an investor group in exchange for cash of $232 million at closing, an interest-bearing contingent note and Munder’s interest in World Asset Management, an internal division of Munder with $17 billion in indexed assets under management at December 31, 2006.  The Corporation did not provide the buyer-investor group with any financing in connection with our receipt of initial cash proceeds of $232 million from such investor group, and the Corporation recognized a $108 million net after-tax gain at closing in December 2006.  The contingent note had an initial principal amount of $70 million, reflecting the amount which would be realized if the Corporation’s client-related revenues earned by Munder (“qualifying revenue”) remained consistent with 2006 levels of approximately $17 million per year for the five years following the closing of the transaction (2007-2011). The principal amount of the note may increase to a maximum of $80 million or decrease, depending on the level of such revenues earned in the five years following the closing.  As the Corporation’s qualifying revenue meets thresholds per the sale agreement, gains are recognized in “income from discontinued operations, net of tax,” and the related principal amount of the interest-bearing note due from the buyer is increased.  Recognition of the gains relative to the contingent note began when cumulative qualifying revenue

Securities and Exchange Commission

May 13, 2009

exceeded approximately $26 million in 2008 and is expected to continue through the fourth quarter of 2011, unless the $80 million maximum is fully earned prior to that time. Under the terms of the sale agreement, the source of the payment on the note is from the cash flows of Munder, and payment of the principal is scheduled to begin after the sixth anniversary of the closing of the transaction. The note matures in December 2013.

The primary consideration in this sale transaction was the $232 million in cash received at closing.  After the sale, the Corporation neither had any ownership interest nor was required to provide any continuing financial support to Munder.  The sale agreement did not include any contractual arrangements requiring the Corporation to maintain assets under management at Munder.  The net revenues that Munder would earn from the Corporation’s optional post-sale, arm’s-length business relationship under the contingent note agreement were below the threshold to be considered significant continuing involvement as defined in EITF 03-13, “Applying the Conditions in Paragraph 42 of FASB 144 in Determining Whether to Report Discontinued Operations.”

Based on the above, the risks and other incidents of ownership were transferred to the purchaser at closing and the Munder transaction was not precluded from divestiture accounting under SAB Topic 5E.

Note 28 — Repurchase of Auction Rate Securities, page 143

9.              Please revise to explicitly state that the repurchase of the Auction Rate securities was completed as a part of your settlement with FINRA.

RESPONSE OF THE CORPORATION:

Beginning with our Form 10-K for the period ended December 31, 2009, the Corporation will provide the following revisions to our disclosure in the footnote in respect of “Repurchase of Auction-Rate Securities.” We have highlighted the verbiage therein (indicated in italics) that was included to respond to your comment.

Note 28 — Repurchase of Auction-Rate Securities

On September 18, 2008, the Corporation announced an offer to repurchase, at par, auction-rate securities (ARS) held by certain retail and institutional clients that were purchased through Comerica Securities, a broker/dealer subsidiary of Comerica Bank. The offer to repurchase ARS from retail clients was the result of a settlement agreement with the Financial Industry Regulatory Authority (FINRA).  While not required under the terms of its settlement agreement with FINRA, Comerica Securities, in conjunction with Comerica Bank, elected to offer to repurchase ARS from institutional clients.  ARS that were the subject of functioning auctions or current calls or redemptions were not eligible for repurchase. The repurchase offers commenced in October 2008 and concluded in December 2008.

ADDITIONAL RESPONSE OF THE CORPORATION:

Please note that on September 18, 2008 and January 8, 2009, the Corporation filed a Form 8-K with disclosures in respect of (i) our offers to repurchase ARS from our retail and institutional clients and (ii) the related settlement with FINRA.

Securities and Exchange Commission

May 13, 2009

Internal Control Opinion, page 147

Audit Opinion, page 148

10.       Please revise to properly evidence the signature(s) of the independent public accounting firm that issued its report on internal controls over financial reporting and on the consolidated financial statements.  Please refer to Rule 302 of Regulation S-T.  If true, confirm to us that you maintain originals of these documents that include manually executed signatures of the issuers.

RESPONSE OF THE CORPORATION:

In the Form 10-K for the period December 31, 2009 and as applicable in other future filings, the Corporation will ensure proper evidence exists of the signature(s) of the independent public accounting firm that issued its report on internal controls over financial reporting and on the consolidated financial statements.

As requested by the Staff, we hereby confirm that we maintain originals of the opinions that include manually-executed signatures of the opinion issuers.

*****

As requested by the Staff, in connection with responding to your comments, the Corporation acknowledges that:

•                  The Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require further information or have any questions, please do not hesitate to contact me (telephone no. (214) 462-4481; facsimile no. (214) 462-4489), Marvin J. Elenbaas, Senior Vice President and Chief Accounting Officer (telephone no. (313) 222-4645; facsimile no. (313) 222-9784), or Jon W. Bilstrom, Executive Vice President, Governance, Regulatory Relations and Legal Affairs (telephone no. (214) 462-4447; facsimile no. (214) 462-4440).

Sincerely,

/s/ Elizabeth S. Acton
Elizabeth S. Acton
Executive Vice President and Chief Financial Officer

cc:           Jon W. Bilstrom, Executive Vice President, Governance, Regulatory Relations and Legal Affairs

                Marvin J. Elenbaas, Senior Vice President and Chief Accounting Officer